

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

and

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN
One M&T Plaza
Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The M&T Bank Corporation Retirement Savings Plan("the Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements for the years ended December 31, 2008 and 2007 and the supplemental schedule as of December 31, 2008 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 25, 2009

By: 

Stephen J. Braunscheidel
M&T Bank Corporation Employee
Benefit Plans Committee

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-32044, 333-16077 and 333-84384) of M&T Bank Corporation of our report dated June 25, 2009, relating to the financial statements and financial statement schedule of the M&T Bank Corporation Retirement Savings Plan, which appears in this Form 11-K. We also consent to the reference to us under the heading "Experts" in such Registration Statements.

PricewaterhouseCoopers LLP

Buffalo, New York
June 25, 2009

Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE OF THE M&T BANK CORPORATION RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Employee Benefit Plans Committee of
the M&T Bank Corporation Retirement Savings Plan

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the M&T Bank Corporation Retirement Savings Plan (the "Plan") at December 31, 2008 and 2007, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Employee Benefit Plans Committee. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Employee Benefit Plans Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Employee Benefit Plans Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Buffalo, New York
June 25, 2009

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2008	2007
Investments, at fair value:		
M&T Bank Corporation common stock	$156,153,928	207,649,486
Mutual funds	511,676,214	678,167,004
Loans to participants	17,473,342	16,618,240
Total investments	685,303,484	902,434,730
Contributions receivable:		
Participant	1,283,246	925,938
Employer - matching	1,053,901	844,936
Employer - Retirement Accumulation Account	9,951,649	8,456,363
Total contributions receivable	12,288,796	10,227,237
Accrued investment income	351,456	455,531
Due from broker	2,236	104,427
Assets available for benefits	$697,945,972	913,221,925

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31	
	2008	2007
Additions to assets available for benefits		
Net investment income (loss):		
Interest	$ 3,057,709	4,161,057
Dividends	26,354,184	47,521,670
Net depreciation in fair value of investments	(293,411,137)	(102,347,630)
	(263,999,244)	(50,664,903)
Contributions:		
Participant	48,159,903	46,269,326
Employer - matching	23,244,845	22,336,255
Employer - Retirement Accumulation Account	9,951,649	8,456,363
	81,356,397	77,061,944
Transfer of net assets related to the Partners Trust Bank Incentive Savings Plan	22,714,767	-
	(159,928,080)	26,397,041
Deductions from assets available for benefits		
Participant withdrawals	(55,347,873)	(63,305,376)
Net decrease in assets available for benefits	(215,275,953)	(36,908,335)
Assets available for benefits at beginning of year	913,221,925	950,130,260
Assets available for benefits at end of year	$ 697,945,972	913,221,925

See accompanying notes to financial statements.

1. Description of plan

The following description of the M&T Bank Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes and is qualified in its entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

The Plan is a defined contribution combined profit sharing/stock bonus plan. The stock bonus component is intended to be an employee stock ownership plan ("ESOP"), which is designed to invest primarily in the common stock of M&T Bank Corporation ("M&T"). The Plan offers a Retirement Accumulation Account ("RAA") feature. Employees who were participants of the M&T Bank Corporation defined benefit pension plan prior to January 1, 2006 were given an opportunity to choose between continuing to accrue benefits under that plan, or receiving RAA contributions under the Plan. For those employees choosing to receive RAA contributions under the Plan, and for any employee hired after July 1, 2004, M&T makes contributions on behalf of eligible participants based on each participant's length of service. The Plan exists for the benefit of employees of M&T and its subsidiaries ("the Company").

Eligibility and participation

Employees who are at least 21 years of age are immediately eligible to participate in the Plan and make pre-tax contributions through salary reduction. Participants are eligible to have employer matching contributions and RAA contributions made on their behalf on the first day of any pay period following the completion of 12 months of continuous service, provided that the participant is at least 21 years of age.

Administration

The Plan is administered by M&T's Employee Benefit Plans Committee ("Administrative Committee") which is appointed by the Board of Directors of M&T Bank, a wholly owned subsidiary of M&T. The assets of the Plan are held by T. Rowe Price Trust Company ("T. Rowe"), as trustee. T. Rowe Price Retirement Plan Services, Inc. ("TRP Retirement Services") provides recordkeeping services for the Plan.

The Board of Directors of M&T has the right to terminate, amend or modify the Plan at any time subject to the Plan provisions. Upon Plan termination, participants would receive the assets allocated to their respective accounts.

Contributions

Contributions to the Plan are made by participants through salary reduction and by the Company through employer matching and RAA contributions. Highly and non-highly compensated employees who are participants may elect to reduce their compensation by a specified whole percentage not to exceed 50%. Both highly and non-highly compensated employees who are participants are subject to certain limitations under Section 401(k) and Section 415 of the Internal Revenue Code. The Company remits to the Plan on behalf of each participant the amount by which the participant's compensation is reduced. Contributions may be suspended at any time.

1. Description of plan, continued

Contributions, continued

Compensation is generally defined in the Plan to mean a participant's base salary and overtime pay, all commissions earned, incentive/bonus payments and before-tax deferral amounts made by participants under Internal Revenue Code Sections 125, 132(f), 402(e)(3), 402(h) and 403(b).

Generally, an individual participant's total annual contribution may not exceed the lesser of 100% of compensation, as defined in the Internal Revenue Code, or $46,000 ($45,000 in 2007), adjusted for inflation. An individual participant's pre-tax contribution was limited to $15,500 in each of 2008 and 2007.

Participants are not permitted to make after-tax contributions to the Plan.

Catch-up contributions

A participant who has attained age 50 before the close of the respective Plan year is eligible to make unmatched catch-up contributions up to a maximum of $5,000 for each of 2008 and 2007.

Employer matching contributions

After the eligible participant has completed one year of employment, the Company makes an employer matching contribution in an amount equal to 100% of the participant's pre-tax contributions that do not exceed 3% of compensation for the Plan year plus 50% of the participant's pre-tax contributions that exceed 3%, but do not exceed 6% of compensation for the Plan year.

Employer matching contributions are calculated and contributed each pay-period at the same time as the participant's salary reduction contributions. The Company will recalculate each participant's employer matching contribution on a quarterly basis and contribute the difference between the amount calculated based on the participant's year-to-date compensation and the year-to-date employer contributions.

Employer Retirement Accumulation Account contributions

For each Plan year, the Company will contribute on behalf of each eligible participant a percentage of each participant's compensation. An eligible participant is entitled to receive a RAA contribution if they (1) satisfy the Plan's eligibility requirements previously discussed; (2) are credited with at least 1,000 hours of service during the Plan year; (3) are an active employee of the Company on the last day of the Plan year; and (4) do not participate in the M&T Bank Corporation defined benefit pension plan if hired prior to July 2, 2004. The percentage contributed by the Company is based on the years of vesting service credited to the participant. The RAA contribution will be made as soon as practicable after the close of the Plan year. RAA contributions are invested in the available investment alternatives in the proportion elected by the participants.

Rollover contributions

Employees may also contribute amounts representing rollover distributions from other qualified defined contribution and benefit plans at any time during their employment.

1. Description of plan, continued

Vesting

Participants' accounts are at all times fully vested and nonforfeitable, with the exception of portions attributable to RAA contributions and employer matching contributions made under the Partners Trust Bank Incentive Savings Plan ("the Partners Trust Plan") for former participants of that plan. The Partners Trust Plan was merged into the Plan on March 3, 2008.

Participants become fully vested in their RAA contributions after completion of five years of vesting service, or when normal retirement age is reached while employed by the Company. Participants vest in their RAA contributions as follows:

Vesting service	Vested percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

Employer matching contributions that were made under the Partners Trust Plan to its former participants became vested and nonforfeitable over three- and five-year vesting periods. Effective March 3, 2008, those provisions were adopted by the Plan and any unvested employer matching contributions made under the Partners Trust Plan to its former participants remain subject to those vesting periods. Former participants of the Partners Trust Plan are fully vested in employer matching contributions made to their account by M&T.

Forfeitures

Forfeitures represent (1) the RAA of participants who have terminated employment with the Company and do not have a 100% non-forfeitable right in their RAA, and (2) employer matching contributions made to former participants of the Partners Trust Plan who have terminated employment and do not have a 100% non-forfeitable right to those contributions. Forfeitures are used first to restore participant accounts that are required to be reinstated pursuant to the provisions of the Plan. At the discretion of the Administrative Committee, any remaining forfeitures may be used to reduce employer contributions (including RAA contributions) for the year following the year in which the forfeiture arises. At December 31, 2008 and 2007, forfeited accounts totaled $217,026 and $115,510, respectively. Employer contributions were reduced by $41,265 from the forfeiture account during 2007. There was no such reduction during 2008.

Investment programs

Participants may direct the investment of their contributions in 1% increments in any of several investment alternatives, which include mutual funds and the common stock of M&T.

Participants may, in accordance with the rules of the Plan, transfer existing balances among the available investment alternatives and/or redirect their current contributions into different investment alternatives at any time. A participant may increase or decrease, at any time, the percentage of salary reduction elected, effective the first day of each payroll period.

1. Description of plan, continued

Loans to participants

Participants may borrow from their account (other than the portion attributable to RAA contributions and employer matching contributions made after December 31, 2005) an amount not to exceed the lesser of (1) 50% of the participant's vested account balance as of the most recent valuation date or (2) $50,000 reduced by the participant's highest outstanding loan balance in the twelve months prior to the date of loan origination. The minimum loan amount is $1,000. A participant may have only one loan outstanding at any time. Loans bear interest at one percentage point above the prime rate published by *The Wall Street Journal* on the date the loan is processed, and are repaid in equal installments through after-tax payroll deductions for a period of up to five years, except for certain loans formerly associated with the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust and the Partners Trust Plan which allowed loan terms greater than five years if the proceeds were used to purchase an employee's primary residence. Participants are charged a one-time $50 administrative fee for each new loan processed, which is deducted from the loan proceeds and has been included in participant withdrawals in the statement of changes in assets available for benefits.

Withdrawals and distributions

A participant undergoing financial hardship may make withdrawals from the Plan, subject to Plan limitations. Upon termination of employment for any reason, participants are entitled to a distribution of the full amount of vested individual account balances as of the revaluation date immediately following such termination of service.

Upon termination of employment, participants have the option of receiving distributions of amounts greater than $5,000 (excluding rollover contributions) in the form of a lump-sum payment or by rollover contribution to other qualified plans. Participants also have the option to leave those amounts invested in the Plan. Mandatory distributions that exceed $1,000 but are less than $5,000 (excluding rollover contributions) are automatically rolled over into a T. Rowe individual retirement account unless otherwise directed by the participant. Distributions equal to $1,000 or less are automatically made by lump-sum payment less the mandatory 20% federal income tax withholding, unless otherwise elected within 90 days following termination. If the participant receives a distribution, the non-vested portion of their RAA will be forfeited.

The participant may also elect, upon termination of employment, to defer distribution of either the minimum required under Internal Revenue Code Section 401(a)(9) or the entire balance, until no later than April 1 of the calendar year following the year in which age 70½ is attained. If a participant terminates employment after that date, distribution will be made as soon as administratively practicable following termination of employment.

ESOP provisions

A participant entitled to a distribution who has directed some or all of their balance to be invested in common stock of M&T has the right to elect the distribution in the form of M&T common stock. A participant may also elect to receive a distribution of dividends paid on shares of M&T common stock held in the Plan and allocated to the participant's account. Dividends will be distributed quarterly as soon as administratively practicable after the dividends are paid to the Plan. If no election is made, dividends will be reinvested in the common stock of M&T.

2. Summary of significant accounting policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are reported at fair value. Investments in the common stock of M&T, which is traded on the New York Stock Exchange, are valued using the last reported sales price prior to the close of the Plan year. Investments in mutual funds are valued at the net asset value of shares held at the end of the Plan year.

Loans to participants are valued for the purposes of determining asset value by TRP Retirement Services, as no active market exists for such loans. The fair value of loans, which are fully secured by a portion of the participants' vested benefits, was estimated to approximate the outstanding principal balance of the loans at each of December 31, 2008 and 2007.

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. Information regarding fair value measurements of the Plan's investments is included in note 3 of Notes to Financial Statements.

Investment income of M&T common stock and the mutual funds is allocated to participants based on their proportionate share of the net assets of the respective investment alternative. Interest income on loans to participants is allocated to participants based on their respective loan agreement.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Risks and uncertainties

The Plan invests in various types of investments, which include equity, bond and money market mutual funds, and the common stock of M&T. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

Administrative expenses

Expenses related to administration of the Plan are paid by the Company. Brokerage commissions for acquiring or selling securities are paid by the Plan. The Plan incurred brokerage commissions in 2008 and 2007 totaling

2. Summary of significant accounting policies, continued

Administrative expenses, continued

$16,545 and $10,568, respectively. These amounts qualify as party-in-interest transactions and have been included in the statement of changes in assets available for benefits in net depreciation in fair value of investments.

Payment of benefits

Benefits are recorded when paid.

3. Fair value measurements

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 established a three-level hierarchy for fair value measurements based upon the inputs to the valuation of an asset or liability.

- Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.
- Level 2 - Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.
- Level 3 - Valuation is derived from model-based or other techniques in which at least one significant input is unobservable and based on the Plan's own estimates about the assumptions that market participants would use to value the asset or liability.

Assets and liabilities are classified within the fair value hierarchy based on the lowest level classification of an input that is considered significant to the overall valuation. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in note 2 under the caption "Investment valuation and income recognition" may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Administrative Committee believes the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the end of the Plan year.

The following table presents the Plan's investments at December 31, 2008 measured at estimated fair value on a recurring basis:

	At December 31, 2008			
	Level 1	Level 2	Level 3	Total
M&T Bank Corporation common stock	$156,153,928	-	-	156,153,928
Mutual funds	511,676,214	-	-	511,676,214
Loans to participants	-	-	17,473,342	17,473,342
Total investments measured at fair value	$667,830,142	-	17,473,342	685,303,484

3. Fair value measurements, continued

The changes in Level 3 investments measured at estimated fair value on a recurring basis during the Plan year ended December 31, 2008 were as follows:

	Loans to Participants
Balance - January 1, 2008	$16,618,240
Issuances, repayments and settlements, net	855,102
Balance - December 31, 2008	$17,473,342

4. Investments

Investments representing 5% or more of assets available for benefits as of the dates indicated were as follows:

	December 31	
	2008	2007
M&T Bank Corporation common stock	$156,153,928	207,649,486
Harbor Capital Advisors, Inc. International Fund	50,261,311	87,587,855
MTB Group of Funds Mid Cap Stock Fund		55,448,236
MTB Group of Funds Prime Money Market Fund	87,607,350	63,673,179
T. Rowe Price Associates, Inc. Balanced Fund	36,107,276	
The Vanguard Group, Inc. Institutional Index Fund	43,950,811	68,977,693

Statement of changes in assets available for benefits

The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in fair value of investments, which consists of the realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) on investments. The Plan's investments appreciated (depreciated) in value as follows:

	For the year ended December 31,	
	2008	2007
M&T Bank Corporation common stock	$ (60,989,940)	(103,390,847)
Mutual funds	(232,421,197)	1,108,466
Common trust fund	-	(65,249)
Net depreciation in fair value of investments	$(293,411,137)	(102,347,630)

5. Income taxes

The Internal Revenue Service issued a favorable determination letter on May 20, 2003 regarding the qualified and tax-exempt status of the Plan under Sections 401 and 501 of the Internal Revenue Code. Subsequent to receipt of the favorable determination letter, the Plan has been amended. The Administrative Committee is of the opinion that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and that those amendments did not affect the qualified and tax-exempt status of the Plan and, accordingly, no provision has been made for income taxes. Participants are not subject to federal or state income tax

5. Income taxes, continued

on employer contributions and pre-tax participant salary reduction contributions until such contributions are withdrawn or distributed. Participants are also not subject to federal or state income tax on the earnings and appreciation of the assets of the Plan until such amounts are withdrawn or distributed.

6. Plan amendments

Effective February 1, 2007, the Plan was amended, in accordance with the Pension Protection Act of 2006, to provide for accelerated vesting of RAA contributions. A qualified participant's RAA vests as described in note 1.

Effective January 1, 2008, the Plan was amended to provide credit for past service for former employees of Partners Trust Financial Group, Inc. for eligibility purposes and to clarify the Plan's eligibility rules and effective March 3, 2008, was amended to establish special vesting rules for former participants of the Partners Trust Plan as described in note 1.

Effective September 5, 2008, the Plan was amended to exclude certain nonresident alien employees, as defined by Section 7701(b)(1)(B) of the Internal Revenue Code, from participating in the Plan.

7. Related party transactions

The Plan invests in shares of the common stock of M&T. The Plan held 2,719,978 shares with a fair value of $156,153,928 and 2,545,660 shares with a fair value of $207,649,486 at December 31, 2008 and 2007, respectively. The plan received cash dividends of $7,317,758 and $6,570,624 on the common stock of M&T during 2008 and 2007, respectively.

Certain Plan investment alternatives represent shares of mutual funds that are advised by an entity related to T. Rowe Price. T. Rowe Price serves as trustee and recordkeeper. MTB Investment Advisors, Inc. ("MTBIA") provides advisory services for Plan investments in the MTB Group of Funds. MTBIA is a wholly owned subsidiary of M&T Bank, the Plan sponsor. The transactions described above qualify as party-in-interest transactions. M&T Bank did not pay MTBIA any fees on behalf of the Plan during 2008 and 2007. M&T Bank paid $546,074 to T. Rowe Price in 2008 and $367,977 in 2007 for trustee and recordkeeping services for the Plan.

8. Subsequent event

On May 23, 2009, M&T completed the acquisition of Provident Bankshares Corporation ("Provident"). It is anticipated that the Employees' Retirement Savings Plan of Provident Bank, the banking subsidiary of Provident, will be merged into the Plan prior to December 31, 2009. The Employees' Retirement Savings Plan of Provident Bank had net assets available for benefits of approximately $55 million at December 31, 2008.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of issue, borrower, lessor, or similar party	Description of investment	Number of shares or principal amount	Fair value
Common stock			
Financial:			
* M&T Bank Corporation [1]	Common Stock	2,719,978	$ 156,153,929
Mutual fund investments			
Harbor Capital Advisors, Inc.	International Fund	1,262,530	50,261,311
Lord Abbett Distributor LLC [2]	Mid Cap Value Fund	1,032,398	10,767,912
* MTB Group of Funds	Intermediate-Term Bond Fund	1,526,583	15,128,442
* MTB Group of Funds	Large Cap Growth Fund	1,822,225	10,168,018
* MTB Group of Funds	Large Cap Value Fund	1,232,529	9,083,736
* MTB Group of Funds	Mid Cap Growth Fund	264,945	2,016,231
* MTB Group of Funds [3]	Mid Cap Stock Fund	4,037,346	30,926,073
* MTB Group of Funds	Prime Money Market Fund	87,607,350	87,607,351
* MTB Group of Funds	Small Cap Growth Fund	1,357,628	12,978,926
* MTB Group of Funds	U.S. Government Bond Fund	2,782,919	27,049,975
Pacific Investment Management Company LLC (PIMCO)	Total Return Bond Fund	1,747,792	17,722,612
Davis Distributors, LLC	Selected American Shares Fund	293,179	8,355,591
* T. Rowe Price Associates, Inc.	Balanced Fund	2,569,913	36,107,276
* T. Rowe Price Associates, Inc.	Equity Income Fund	998,668	17,057,251
* T. Rowe Price Associates, Inc.	Growth Stock Fund	1,115,102	21,454,563
* T. Rowe Price Associates, Inc.	Retirement 2010 Fund	1,695,983	19,011,971
* T. Rowe Price Associates, Inc.	Retirement 2020 Fund	2,223,628	24,704,509
* T. Rowe Price Associates, Inc.	Retirement 2030 Fund	1,701,812	18,992,222
* T. Rowe Price Associates, Inc.	Retirement 2040 Fund	1,410,374	15,626,941
* T. Rowe Price Associates, Inc.	Retirement Income Fund	484,564	5,000,697
* T. Rowe Price Associates, Inc.	Small-Cap Value Fund	1,178,885	27,703,796
The Vanguard Group, Inc.	Institutional Index Fund	532,479	43,950,811
			511,676,215
Loans to participants			
* Loans to participants	4.25%-11.50%, fully secured by vested benefits, due 2009 through 2021	$ 17,473,342	17,473,342
	Total investments		$ 685,303,486

[1] See note 7 of notes to financial statements.

[2] Effective July 1, 2009, the Lord Abbett Mid Cap Value Fund investment option will be discontinued, the related investments redeemed and the proceeds invested in shares of the TIAA-CREF Mid-Cap Value Retire Fund.

[3] Effective March 27, 2009, the MTB Group of Funds Mid Cap Stock Fund was merged into the MTB Group of Funds Mid Cap Growth Fund.

* Denotes party-in-interest.